Chicago
New York
Washington, DC
London
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Los Angeles
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vedderprice.com
June 19, 2019
Joseph M. Mannon
Shareholder
+1 312 609 7883
jmannon@vedderprice.com

U.S. Securities and Exchange Commission Division of Investment Management 100 F. Street, N.E. Washington, D.C. 20549 Attn: Karen Rossotto

Re:	RMB Investors Trust (the “Registrant”)
Post-Effective Amendment No. 116
File No. 002-17226
Dear Ms. Rossotto:
On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on June 3, 2019 with respect to the Registrant’s Registration Statement on Form N‑1A filed on March 25, 2019 (the “Registration Statement”) relating to the registration of shares of RMB Small Cap Fund, RMB SMID Cap Fund and RMB Dividend Growth Fund, each a series of the Registrant (each a “Fund” and collectively the “Funds”). Any capitalized terms used but not defined herein have the same meanings as given to them in the Registration Statement. Set forth below are the staff’s comments and the Registrant’s responses.

1.	Comment: Please remove the following sentence from the first page of each Fund’s summary prospectus: “There can be no assurance that the Fund will be successful in achieving its investment objective.”
Response: The requested change has been made.

2.	Comment: Consider removing the table reflecting “Shareholder Fees” from each Fund’s summary prospectus as no such fees are being charged to shareholders.
Response: The requested change has been made.

3.	Comment: With respect to the RMB Small Cap Fund, please explain supplementally why the Fund considers a company with a market capitalization of less than $8.65 billion to be a small-cap company.
Response: The Fund’s definition of a small capitalization company is based on the market capitalization of the largest company in the Russell 2000® Index at the time of the Fund’s investment. For the benefit of current and prospective shareholders the Registrant will disclose the market cap of the largest company in the Russell 2000® Index, approximately $9.87 billion, as of a recent date, May 31, 2019.

222 North LaSalle Street | Chicago, Illinois 60601 | T +1 312 609 7500 | F +1 312 609 5005
Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, and Vedder Price Pte. Ltd., which operates in Singapore.

U.S. Securities and Exchange Commission
June 19, 2019

4.	Comment: Please clarify in each Fund’s principal investment strategy whether the Fund will invest in sponsored American Depository Receipts or Global Depository Receipts.
Response: Each Fund’s principal investment strategy has been revised to include the following:
“The Fund may invest in sponsored and unsponsored American Depositary Receipts and/or Global Depositary Receipts.”

5.
Comment: Please explain supplementally why liquidity risk is a principal risk of each Fund. Please revise each Fund’s “Principal Investment Risks-Liquidity Risk” to specify which of the Fund’s investments may cause the Fund to be exposed to liquidity risk.

Response: Each Fund invests primarily in equity securities that are expected to be liquid. As such, “Liquidity Risk” has been removed from each Fund’s “Principal Investment Risks.”

6.	Comment: Please revise each Fund’s “Principal Investment Risks-Foreign Investing Risk” to specify the types of foreign securities in which the Fund will invest.
Response: Each Fund’s “Principal Investment Risks-Foreign Investing Risk” has been revised substantially as follows:
“Foreign securities may underperform U.S. securities and may be more volatile than U.S. securities. Risks relating to investments in foreign securities (including ~~but not limited to~~ depositary receipts ~~and participation certificates~~) and to securities of issuers…”

7.
Comment: To the extent each Fund invests in participation certificates please revise the Fund’s “Principal Investment Strategy” to describe the Fund’s investment in participation certificates and the Fund’s “Principal Investment Risks” to address the risks specific to such investments.

Response: Investment in participation certificates is not a principal investment strategy for any Fund. Each Fund’s “Principal Investment Risks” have been revised to remove references to participation certificates.

8.
Comment: With respect to RMB Small Cap Fund and RMB SMID Cap Fund, please revise each Fund’s “Principal Investment Risks” to specify the types of financial services companies in which the Fund will invest.

Response: Each of RMB Small Cap Fund and RMB SMID Cap Fund’s “Principal Investment Risks” has been revised substantially as follows:
Financial Services Risk. Investing a significant portion of assets in the financial services sector may cause the Fund to be more sensitive to the risks and concerns facing financial companies, including banks, insurance companies, and capital markets companies. The financial services sector can be significantly affected by changes in interest rates, the rate of corporate and consumer debt defaults, the availability and cost of borrowing and raising capital, regulatory changes and price competition. Changing interest rates could reduce the profitability of certain types of companies in the financial services sector. For example, rising interest rates increase the cost of financing to, and may reduce the profitability of, certain financial services companies. The financial services sector may be subject to a greater risk of rising interest rates due to the current period of historically low rates and the federal funds rate increases recently initiated by the Federal Reserve.
REIT Risk. The Fund’s investments in real estate related securities (primarily real estate investment trusts (“REITs”)) are subject to the risk that the value of the real estate underlying the securities will go down, which can be caused by deteriorating economic conditions and rising interest rates, and may also be subject to the risk that borrowers or tenants may default on their payment obligations.

222 North LaSalle Street | Chicago, Illinois 60601 | T +1 312 609 7500 | F +1 312 609 5005
Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, and Vedder Price Pte. Ltd., which operates in Singapore.

U.S. Securities and Exchange Commission
June 19, 2019

Investments in REITs involve additional risks. REITs may have limited financial resources and real estate diversification and are dependent on specialized management skills. In addition, the failure of a REIT to qualify as a REIT for federal income tax purposes would adversely affect the REIT’s value.”

9.
Comment: To the extent each Fund invests in emerging market securities as part of its principal investment strategy, please add disclosure to this effect in the Fund’s “Principal Investment Strategy” and “Principal Investment Risks.” If the Fund will invest in emerging markets as a non-principal investment strategy, please include emerging markets risk in the Fund’s “Investment Objectives, Principal Investment Strategies, Related Risks and Portfolio Holdings” or in the statement of additional information, as appropriate.

Response: Investments in emerging markets are not part of any Fund’s principal investment strategy. Therefore no changes to the Registration Statement have been made in response to this comment.

10.
Comment: Please clarify RMB Dividend Growth Fund’s principal investment strategies and risks throughout the Registration Statement, specifically whether the Fund engages in growth and/or value investing.

Response: The RMB Dividend Growth Fund does not engage in either growth or value style investing as part of its principal investment strategies. The RMB Dividend Growth Fund seeks to own a portfolio of companies which offer above average sustainable dividend growth [emphasis added]. The Registrant has revised the Registration statement to reflect that “Growth Investing Risk” is not a principal risk of investing in the RMB Dividend Growth Fund.

11.
Comment: Please revise the Registration Statement to clarify that the Funds do not concentrate their investments in any particular industry, as that term is used in the Investment Company Act of 1940, as amended (“1940 Act”).

Response: The RMB Dividend Growth Fund’s principal investment strategy has been revised substantially as follows: “The Dividend Growth Fund may own a ~~relatively concentrated~~ limited number of holdings (approximately 20 to 40 positions), but manages portfolio risk by diversifying across sectors and industries and avoiding companies with significant financial leverage.”
Furthermore, each Fund has the following fundamental investment restriction disclosed in the statement of additional information: “A Fund will not concentrate more than 25% of the value of its total assets in any one industry.”

12.
Comment: With respect to the RMB Dividend Growth Fund, please explain supplementally why the Fund considers a company with a market cap of more than $5 billion to be a large-cap company. To the extent the Fund will invest in companies with market caps of $5 billion, consider including small- and mid-cap company risk.

Response: RMB Dividend Growth Fund’s “Principal Investment Strategy” has been revised substantially as follows:
“The Fund seeks to achieve its investment objective by investing in equity securities of companies primarily with large market capitalizations. For this purpose, the Adviser defines a large capitalization company as any company with a market capitalization in excess of $~~5~~10 billion at the time of purchase, although the Fund may invest in companies with smaller market capitalizations from time to time.”
In addition, “Small-to-Medium Capitalization Risk” has been added to the RMB Dividend Growth Fund’s “Principal Investment Risks.”

222 North LaSalle Street | Chicago, Illinois 60601 | T +1 312 609 7500 | F +1 312 609 5005
Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, and Vedder Price Pte. Ltd., which operates in Singapore.

U.S. Securities and Exchange Commission
June 19, 2019

13.
Comment: With respect to the RMB Dividend Growth Fund, please disclose in the Fund’s “Principal Investment Strategy” that the Fund will invest significantly in technology companies. Please also revise the Fund’s “Principal Investment Risks-Technology Sector Risk” to specify the types of technology companies in which the Fund will invest.

Response: The following has been added to the RMB Dividend Growth Fund’s “Principal Investment Strategy”:
“The Fund may have more exposure to certain sectors (e.g., Information Technology) as a result of its investment strategy.”
RMB Dividend Growth Fund’s “Principal Investment Risks-Technology Sector Risk” has been revised substantially as follows:
“Technology Sector Risk. Information Technology companies face intense competition, both domestically and internationally, which may have an adverse effect on profit margins. Information Technology companies in which the Fund may invest, including software and services companies and technology hardware and equipment companies may have limited product lines, markets, financial resources or personnel. The products of Information Technology companies may face obsolescence due to rapid technological developments and frequent new product introduction, unpredictable changes in growth rates and competition for the services of qualified personnel. Companies in the Information Technology sector are heavily dependent on patent and intellectual property rights. The loss or impairment of these rights may adversely affect the profitability of these companies.”

14.
Comment: You state that, with respect to RMB Dividend Growth Fund, “The foundation of the strategy is the belief that stock prices follow earnings and cash flow growth over longer periods of time and that mature companies with a history of raising dividend payments enhance the risk/return profile of the portfolio.” Please explain this investment strategy in plain English.

Response: This portion of the RMB Dividend Growth Fund’s investment strategy has been restated substantially as follows:
“The foundation of the strategy is the belief that stock prices follow earnings and cash flow growth over longer periods of time. The Fund invests in companies that have a history of increasing dividend payments and that the Adviser believes will be able to continue increasing dividend payments in future years. The Adviser believes that companies that increase their dividends have a below average risk profile compared to the overall market.”

15.	Comment: Please include the date each portfolio manager commenced serving as portfolio manager to the Fund(s).
Response: The requested change has been made.

16.	Comment: To the extent that the Funds invest in securities that are primarily listed on a foreign exchange, please include the statement required by Instruction 2 to Item 11(a)(3) of Form N-1A.
Response: The “Shareholder Information-How to Purchase Shares” has been revised substantially as follows:
“How to Purchase Shares.  Shares of the Funds are sold on a continuous basis at net asset value (“NAV”).  Each Fund’s NAV is determined as of the close of trading on the New York Stock Exchange (the “NYSE”) (generally 4:00 p.m., Eastern Time) on each business day the NYSE is open for regular trading. The NYSE is not open, and the Funds will not calculate a NAV or be available for purchase,

222 North LaSalle Street | Chicago, Illinois 60601 | T +1 312 609 7500 | F +1 312 609 5005
Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, and Vedder Price Pte. Ltd., which operates in Singapore.

U.S. Securities and Exchange Commission
June 19, 2019

redemption, or exchange on certain national holidays. If a Fund has portfolio securities that are primarily listed on foreign exchanges that trade on weekends or other days when the Fund does not price its shares, the net asset value of the Fund’s shares may change on days when shareholders will not be able to purchase or redeem the Fund’s shares.”

17.
Comment: Please clarify the Funds’ non-fundamental investment restriction regarding investment in illiquid securities to specify the actions a Fund will take if the Fund exceeds 15% of its net assets in illiquid securities.

Response: The Registrant respectfully declines to make changes in response to this comment. The Registrant’s non-fundamental investment restriction regarding investment in illiquid securities is consistent with the requirements of Rule 33e-4 under the 1940 Act.

18.
Comment: Please revise the disclosure regarding when investment restrictions will be applied to clarify that the Funds’ non-fundamental investment restriction limiting the Funds’ investment in illiquid securities will be applied at times other than at the time of purchase.

Response: The “Non-Fundamental Investment Restriction” section of the Registration Statement has been revised substantially as follows:
Except with respect to 300% asset coverage for borrowing required by the 1940 Act and non-fundament investment restriction 1. (above), whenever any investment restriction states a maximum percentage of a Fund’s assets that may be invested in any security, such percentage limitation will be applied only at the time the Fund acquires such security and will not be violated by subsequent increases in value relative to other assets held by the Fund.

19.
Comment: Please revise the disclosure under “Disclosure of Portfolio Holdings” to describe the Funds’ procedures to address conflicts between the interests of Fund shareholders and the Funds’ investment adviser pursuant to Item 16(f)(vi) of Form N-1A.

Response: The “Disclosure of Portfolio Holdings--Board Oversight of Disclosure of Fund Portfolio Holdings” has been revised to include the following:
“The Trust is prohibited from entering into any other arrangements to disclose information regarding the Funds’ portfolio securities without prior approval of the Board. No compensation or other consideration may be received by a Fund or the Adviser in connection with the disclosure of portfolio holdings in accordance with this policy.
The Funds’ CCO monitors compliance with the disclosure policies and procedures and reports any violations to the Board. The Board will review any disclosures of Fund portfolio holdings outside of the permitted disclosures described above on a quarterly basis to ensure that disclosure of information about portfolio holdings is in the best interest of Fund shareholders and to address any conflicts between the interests of the Funds’ shareholders and those of the Adviser or any other Fund affiliate.”

20.	Comment: Please clarify in the tables providing information about each director and officer that the other directorships held by the directors and officers are for the past 5 years.
Response: The requested change has been made.
*    *    *

222 North LaSalle Street | Chicago, Illinois 60601 | T +1 312 609 7500 | F +1 312 609 5005
Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, and Vedder Price Pte. Ltd., which operates in Singapore.

U.S. Securities and Exchange Commission
June 19, 2019

Please direct your questions regarding this filing to the undersigned at (312) 609-7883.

Very truly yours, /s/ Joseph M. Mannon Joseph M. Mannon Shareholder

222 North LaSalle Street | Chicago, Illinois 60601 | T +1 312 609 7500 | F +1 312 609 5005
Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, and Vedder Price Pte. Ltd., which operates in Singapore.